Exhibit 99.1

Kidoz Inc.

and subsidiaries

Condensed Interim Consolidated Financial Statements

Unaudited

September 30, 2025

Kidoz Inc. and subsidiaries

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Kidoz Inc. are the responsibility of the management and Board of Directors of the Company.

The unaudited condensed interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality and are in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) applicable to interim financial information and with the rules and regulations of the United States Securities and Exchange Commission.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited condensed interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim condensed consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

/S/ J.M. Williams	/S/ H. W. Bromley
J. M. Williams,	H.W. Bromley
Chief Executive Officer	Chief Financial Officer

Kidoz Inc. and subsidiaries

Unaudited Condensed Consolidated Interim Financial Statements

For Periods Ended September 30, 2025 and 2024

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Unaudited Condensed Interim Consolidated Balance Sheets

(Unaudited)

As at September 30,	September 30, 2025	December 31, 2024
Assets
Current assets:
Cash	$1,790,483	$2,780,517
Accounts receivable, less allowance for doubtful accounts $223,728 (2024 - $220,733) (Note 3)	4,062,819	5,181,211
Prepaid expenses	129,970	65,404
Total Current Assets	5,983,272	8,027,132

Equipment (Note 4)	30,099	25,803
Goodwill (Note 6)	3,301,439	3,301,439
Intangible assets (Note 5)	241,193	368,884
Long term cash equivalent	8,034	7,553
Security deposit	7,471	3,422

Total Assets	$9,571,508	$11,734,233

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,812,617	$2,779,710
Accrued liabilities	869,443	961,653
Accounts payable and accrued liabilities - related party (Note 11)	96,656	66,181
Total Liabilities	2,778,716	3,807,544

Commitments (Note 10)

Stockholders’ Equity (Note 8):
Common stock, no par value, unlimited shares authorized, 131,304,499 shares issued and outstanding (December 31, 2024 - 131,304,499)	51,702,094	51,546,940
Accumulated deficit	(44,933,882)	(43,644,831)
Accumulated other comprehensive income:
Foreign currency translation adjustment	24,580	24,580
Total Stockholders’ Equity	6,792,792	7,926,689

Total Liabilities and Stockholders’ Equity	$9,571,508	$11,734,233

See accompanying notes to the unaudited condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 19, 2025. They are signed on the Company’s behalf by:

Approved by the Board of Directors	/s/ Jason Williams
J. Williams
CEO

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

For Periods Ended September 30, 2025 and 2024

(Unaudited)

	Nine Months ended September 30, 2025	Nine Months ended September 30, 2024	Three Months ended September 30, 2025	Three Months ended September 30, 2024

Revenue:	$8,835,040	$6,560,022	$3,666,521	$2,287,776
Cost of sales:	4,223,185	3,149,880	1,877,511	1,079,212
Gross profit	4,611,855	3,410,142	1,789,010	1,208,564
Operating expenses:
Amortization of operating lease right-of-use assets (Note 12)	-	6,781	-	-
Depreciation and amortization (Notes 4 & 5)	136,622	198,802	45,667	45,313
Directors fees (Note 13)	6,611	7,510	1,560	1,994
General and administrative	513,967	506,402	180,024	151,598
Loss on disposal of equipment	-	1,927	-	-
Provision for doubtful receivables	16,949	-	16,949	-
Salaries, wages, consultants and benefits	504,836	549,580	106,467	173,157
Selling and marketing (Note 13)	1,325,456	965,067	339,217	330,798
Stock-based compensation (Note 9 & 13)	155,154	277,348	65,705	104,778
Content and software development (Note 7)	3,348,815	2,384,134	1,227,647	810,933
Total operating expenses	6,008,410	4,897,551	1,983,236	1,618,571
Loss before other income (expense) and income taxes	(1,396,555)	(1,487,409)	(194,226)	(410,007)
Other income (expense):
Foreign exchange gain (loss)	3,060	(25,666)	(9,073)	3,094
Interest and other income	30,871	639	24,633	629
Loss before income taxes	(1,362,624)	(1,512,436)	(178,666)	(406,284)
Income tax recovery (expense)	73,573	919	955	-
Net loss and comprehensive loss	$(1,289,051)	$(1,511,517)	$(177,711)	$(406,284)
Basic and diluted loss per common share	$(0.01)	$(0.01)	$(0.00)	$(0.00)
Weighted average common shares outstanding, basic	131,304,499	131,304,499	131,304,499	131,304,499
Weighted average common shares outstanding, diluted	131,304,499	131,304,499	131,304,499	131,304,499

See accompanying notes to the Unaudited Condensed Interim Consolidated Financial Statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Unaudited Condensed Interim Consolidated Statements of Stockholders’ Equity

For the periods ended September 30, 2025 and 2024

(Unaudited)

	Nine-Month period Ended September 30, 2025
	Common stock			Accumulated Other Comprehensive income
	Shares	Amount	Accumulated Deficit	Foreign currency translation adjustment	Total Stockholders’ Equity
Balance, December 31, 2024	131,304,499	$51,546,940	($43,644,831)	$24,580	$7,926,689
Stock-based compensation	-	43,868	-	-	43,868
Net income (loss) and comprehensive Income (loss)	-	-	60,142	-	60,142
Balance, March 31, 2025	131,304,499	$51,590,808	($43,584,689)	$24,580	$8,030,699
Stock-based compensation	-	45,581	-	-	45,581
Net loss and comprehensive loss	-	-	(1,171,482)	-	(1,171,482)
Balance, June 30, 2025	131,304,499	$51,636,389	($44,756,171)	$24,580	6,904,798
Stock-based compensation	-	65,705	-	-	65,705
Net loss and comprehensive loss	-	-	(177,711)	-	(177,711)
Balance, September 30, 2025	131,304,499	$51,702,094	($44,933,882)	$24,580	6,792,792

	Three-Month period Ended September 30, 2024
	Common stock			Accumulated Other Comprehensive income
	Shares	Amount	Accumulated Deficit	Foreign currency translation adjustment	Total Stockholders’ Equity
Balance, December 31, 2023	131,304,499	$51,167,693	($43,997,971)	$24,580	$7,194,302
Stock-based compensation	-	68,249	-	-	68,249
Net loss and comprehensive loss	-	-	(719,583)	-	(719,583)
Balance, March 31, 2024	131,304,499	$51,235,942	($44,717,554)	$24,580	$6,542,968
Stock-based compensation	-	104,321	-	-	104,321
Net loss and comprehensive loss	-	-	(385,650)	-	(385,650)
Balance, June 30, 2024	131,304,499	$51,340,263	($45,103,204)	$24,580	$6,261,639
Stock-based compensation	-	104,778	-	-	104,778
Net loss and comprehensive loss	-	-	(406,284)	-	(406,284)
Balance, September 30, 2024	131,304,499	$51,445,041	($45,509,488)	$24,580	$5,960,133

See accompanying notes to the Unaudited Condensed Interim Consolidated Financial Statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Nine month period ended September 30, 2025 and 2024

(Unaudited)

	2025	2024
Cash flows from operating activities:
Net loss	$(1,289,051)	$(1,511,517)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	136,622	198,802
Amortization of operating lease right-of-use assets	-	6,781
Loss on disposal of equipment	-	1,927
Provision for doubtful receivables	16,949	-
Stock-based compensation	155,154	277,348
Unrealized foreign exchange loss	(481)	-

Changes in operating assets and liabilities:
Accounts receivable	1,101,443	2,857,968
Prepaid expenses	(64,566)	27,061
Accounts payable and accrued liabilities	(1,028,828)	(2,894,270)
Net cash used in operating activities	(972,758)	(1,035,900)

Cash flows from investing activities:
Acquisition of equipment	(13,227)	(6,130)
Security deposits	(4,049)	7,195
Long-term cash equivalent	-	15,815
Net cash (used in) provided by investing activities	(17,276)	16,880

Cash flows from financing activities:
Payments on operating lease liabilities	-	(7,605)
Net cash used in financing activities	-	(7,605)

Change in cash	(990,034)	(1,026,625)

Cash, beginning of period	2,780,517	1,469,224
Cash, end of period	$1,790,483	$442,599

Supplementary information:
Interest paid	$-	$-
Income taxes paid	$8,322	$15,431

See accompanying notes to the Unaudited Condensed Interim Consolidated Financial Statements.

KIDOZ INC. and subsidiaries
(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements
Nine Months ended September 30, 2025 and 2024
(Unaudited)

1.	Basis of Presentation:

The accompanying unaudited condensed interim consolidated financial statements have been prepared by Kidoz Inc. (“the Company”) in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) applicable to interim financial information and with the rules and regulations of the United States Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed, or omitted, pursuant to such rules and regulations. In the opinion of management, the unaudited condensed interim consolidated financial statements include all adjustments necessary for the fair presentation of the results of the interim periods presented. All adjustments are of a normal recurring nature, except as otherwise noted below. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto filed April 24, 2025 for the year ended December 31, 2024, included in the Company’s Annual Financial Statements and Management’s Discussion and Analysis filed with the TSX Venture Exchange on SEDAR and the Annual Report on Form 20-F, filed with the Securities and Exchange Commission. The results of operations for the interim periods are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

Continuing operations

These unaudited condensed interim consolidated financial statements have been prepared assuming the realization of assets and the settlement of liabilities in the normal course of operations. The Company expects to continue to generate sufficient cash flows to fund continued operations for the next 12 months, or, in the absence of adequate cash flows from operations, obtaining additional financing.

Management continues to review operations in order to identify additional strategies designed to generate cash flow, improve the Company’s financial position, and enable the timely discharge of the Company’s obligations.

2.	Summary of significant accounting policies:

(a)	Basis of presentation:

These unaudited condensed interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) applicable to annual financial information and with the rules and regulations of the United States Securities and Exchange Commission and the TSX Venture Exchange.

The financial statements include the accounts of the Company’s subsidiaries:

Company	Registered	% Owned
Shoal Media (Canada) Inc.	British Columbia, Canada	100%
Kidoz Ltd.	Israel	100%
Prado Media Ltd.	British Columbia, Canada	100%
Shoal Media Inc.	Anguilla	100%
Shoal Media (UK) Ltd.	United Kingdom	100%

KIDOZ INC. and subsidiaries
(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements
Nine Months ended September 30, 2025 and 2024
(Unaudited)

2.	Summary of significant accounting policies (Continued):

(a)	Basis of presentation: (Continued)

During the year ended December 31, 2024, Rooplay Media Kenya Limited was discontinued.

In addition, there are the following dormant subsidiaries; Bingo.com (Antigua) Inc., Bingo.com (Wyoming) Inc., and Bingo Acquisition Corp.

All inter-company balances and transactions have been eliminated in the consolidated financial statements.

(b)	Use of estimates:

The preparation of unaudited condensed interim consolidated financial statements in conformity with US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and recognized revenues and expenses for the reporting periods.

Significant areas requiring the use of estimates include the collectability of accounts receivable, the valuation of stock-based compensation, the valuation of deferred tax assets and liabilities, the useful lives of intangible assets, the inputs used in assessing goodwill impairment, and the derivative liability – warrants valuation. Actual results may differ significantly from these estimates.

(c)	Revenue recognition:

In accordance with ASC 606, Revenue from Contracts with Customers, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services.

We derive substantially all of our revenue from the sale of Ad tech advertising revenue. The content revenue is less than 10% of the total revenue.

To achieve this core principle, the Company applied the following five steps:

1) Identify the contract with a customer

A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the services to be transferred, whose impression count will form the basis of the revenue and identifies the payment terms related to these services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s historical payment experience or, in the case of a new customer, published credit and financial information pertaining to the customer.

KIDOZ INC. and subsidiaries
(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements
Nine Months ended September 30, 2025 and 2024
(Unaudited)

2.	Summary of significant accounting policies (Continued):

(c)	Revenue recognition: (Continued)

2) Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised services, the Company must apply judgment to determine whether promised services are capable of being distinct and distinct in the context of the contract. If these criteria are not met the promised services are accounted for as a combined performance obligation.

3) Determine the transaction price

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring services to the customer. None of the Company’s contracts contain financing or variable consideration components.

4) Allocate the transaction price to performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. The Company determines standalone selling price based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, the Company estimates the standalone selling price taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations.

5) Recognize revenue when or as the Company satisfies a performance obligation

The Company satisfies performance obligations at a point in time as discussed in further detail under “Disaggregation of Revenue” below. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised service to a customer.

Disaggregation of Revenue

All of the Company’s performance obligations, and associated revenue, are generally transferred to customers at a point in time. The Company has the following revenue streams:

1) Ad tech advertising revenue - The pricing and terms for all our in-game advertising arrangements are mostly governed by insertion order which generally stipulates the payment terms, the duration (usually short term in nature), the number of advertising units delivered (e.g. impressions, completed views, or cost per install) and the contractually agreed upon price per advertising unit.

KIDOZ INC. and subsidiaries
(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements
Nine Months ended September 30, 2025 and 2024
(Unaudited)

2.	Summary of significant accounting policies (Continued):

(c)	Revenue recognition: (Continued)

The Company has concluded that the delivery of the Ad tech advertising is delivered at a point in time and, as such, has concluded these deliveries are a single performance obligation. The Company invoices fees which are generally variable based on the arrangement, which would typically include the number of impressions delivered at a specified price per application. For impressions delivered, revenue is recognized in the month in which the Company delivers the application to the end consumer or the month when the campaign ends.

2) Programmatic revenue - The Company generally offers these services under a programmatic bid on a Cost-per-Impression (CPM) basis. Our customers upload their advertisements into a demand side platform which then connects to our Publisher Software Development Kit (“SDK”) through an exchange platform and on a bid system agree on the CPM rate and the impressions to be served.

The Company has concluded that the delivery of the Programmatic advertising is delivered at the earlier of month end or at a point in time and, as such, has concluded these deliveries are a single performance obligation. The Company is deemed to be the principal in the transaction and therefore recognizes the revenue on a gross basis and commissions are recognized as cost of sales. The Company invoices fees which are generally variable based on the arrangement, which would typically include the number of impressions delivered at a specified price per application. For impressions delivered, revenue is recognized in the month in which the Company delivers the application to the end consumer or the month when the campaign ends.

3) Content revenue – The Company recognizes content revenue on the following forms of revenue:

a) Carriers and Original Equipment Manufacturer (“OEMs”) - The Company generally offers these services under a customer contract per tablet device license fee model with OEMs. Monthly or quarterly license fees are based on the OEM agreement with the number of devices the Kidoz Kid Mode is installed upon.

b) Rooplay - The Company generates revenue through subscriptions or premium sales of Rooplay, (www.rooplay.com) the cloud-based EduGame system for kids to learn and play within its games on smartphones and tablet devices, such as Apple’s iPhone and iPad, and mobile devices utilizing Google’s Android operating system. The revenue is recognized net of platform fees.

c) Rooplay licensing - The Company licenses its branded educational games under a monthly cost per game agreement license fee model. Monthly license fees are based on the number of games licensed.

KIDOZ INC. and subsidiaries
(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements
Nine Months ended September 30, 2025 and 2024
(Unaudited)

2.	Summary of significant accounting policies (Continued):

(c)	Revenue recognition: (Continued)

The Company has identified the following performance obligations in these contracts:

i. Ongoing game related services such as hosting of game play, storage of customer content, when and if available content updates, maintaining the virtual currency management engine, tracking gameplay statistics, matchmaking as it relates to multiple player gameplay, etc.

ii. Obligation to the paying player to continue displaying and providing access to the virtual items within the game.

Neither of these obligations are considered distinct since the actual mobile game and the related ongoing services are both required to purchase and benefit from the related virtual items. As such, the Company’s performance obligations represent a single combined performance obligation which is to make the game and the ongoing game related services available to the players. The revenue is recognized net of platform fees.

(d)	Software Technology Development Costs:

The Company expenses all software development costs as incurred for the period ended September 30, 2025 and 2024. As at September 30, 2025, and December 31, 2024, all capitalized software development costs have been fully amortized and the Company has no capitalized software development costs.

Total software development costs were $22,849,390 as at September 30, 2025 (December 31, 2024 - $19,500,575).

(e)	Impairment of long-lived assets and long-lived assets to be disposed of:

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less costs to sell.

(f)	Intangible assets:

The Company identified the following intangible assets in the acquisition of Kidoz Ltd. Finite life intangible assets are recorded at historical cost less accumulated amortization based on their estimated useful life and any impairment is determined in accordance with ASC 360. The Company does not have any indefinite life intangible assets. Amortization is provided for annually on the straight-line method over the following periods:

Amortization period
Ad Tech technology	5 years
Kidoz OS technology	3 years
Customer relationships	8 years

The Company reviews intangible assets subject to amortization quarterly to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate

KIDOZ INC. and subsidiaries
(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements
Nine Months ended September 30, 2025 and 2024
(Unaudited)

2.	Summary of significant accounting policies (Continued):

(f)	Intangible assets: (Continued)

impairment or a change in the remaining useful life. If an impairment indicator exists, we test the intangible asset for recoverability. For purposes of the recoverability test, amortizable intangible assets are grouped with other assets and liabilities at the lowest level of identifiable cash flows if the intangible asset does not generate cash flows independent of other assets and liabilities. If the carrying value of the asset group exceeds the undiscounted cash flows expected to result from the use and eventual disposition of the asset group, the Company will write the carrying value down to the fair value in the period identified.

(g)	Goodwill:

The Company accounts for goodwill in accordance with the provisions of ASC 350, Intangibles-Goodwill and Others. Goodwill is the excess of the purchase price over the fair value of identifiable assets acquired, less liabilities assumed, in a business combination. The Company reviews goodwill for impairment. Goodwill is not amortized but is evaluated for impairment at least annually or whenever events or changes in circumstances indicate that it is more likely than not that the carrying amount may not be recoverable.

The goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss and compares the fair value of a reporting unit with its carrying amount and is based on discounted future cash flows, based on market multiples applied to free cash flow. The determination of the fair value of our reporting units requires management to make significant estimates and assumptions including the selection of control premiums, discount rates, terminal growth rates, forecasts of revenue and expense growth rates, income tax rates, changes in working capital, depreciation, amortization and capital expenditures. Changes in assumptions concerning future financial results, exogenous market conditions, or other underlying assumptions could have a significant impact on either the fair value of the reporting unit or the amount of the goodwill impairment charge. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

During the year ended December 31, 2024, there was no impairment of goodwill.

(h)	New accounting pronouncements and changes in accounting policies:

On December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topics 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, primarily related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income

KIDOZ INC. and subsidiaries
(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements
Nine Months ended September 30, 2025 and 2024
(Unaudited)

2.	Summary of significant accounting policies (Continued):

(h)	New accounting pronouncements and changes in accounting policies:

Statement Expenses. The new standard requires entities to disclose additional information about certain expenses, such as purchases of inventory, employee compensation, depreciation, intangible asset amortization, as well as selling expenses included in commonly presented expense captions on the income statement. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Companies have the option to apply this guidance either on a retrospective or prospective basis, and early adoption is permitted. The company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, to simplify and modernize the accounting for internal-use software costs. The amendments remove references to prescriptive software development stages and clarify that capitalization of eligible software development costs begins when management authorizes and commits to funding the project and it is probable the project will be completed, and the software will be used as intended. The amendments in this update are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual periods. Early adoption is permitted, and the guidance may be applied prospectively, retrospectively, or using a modified approach for in-process projects. The Company is evaluating the impact this guidance will have on the consolidated financial statements and related disclosures.

The Company has evaluated all the recently issued, but not yet effective, accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies through the filing date of these consolidated financial statements and does not believe the future adoption of any such pronouncements will have a material impact on its consolidated financial statements.

(i)	Financial instruments and fair value measurements:

(i) Fair values:

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on measurement date. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

KIDOZ INC. and subsidiaries
(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements
Nine Months ended September 30, 2025 and 2024
(Unaudited)

2.	Summary of significant accounting policies (Continued):

(i)	Financial instruments and fair value measurements: (Continued)

(i) Fair values: (Continued)

Level 1—Observable inputs that reflect quoted market prices (unadjusted) for identical assets and liabilities in active markets;

Level 2—Observable inputs, other than quoted market prices, that are either directly or indirectly observable in the marketplace for identical or similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities; and

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to the fair value of assets or liabilities.

When available, we use quoted market prices to determine fair value, and we classify such measurements within Level 1. In some cases where market prices are not available, we make use of observable market-based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon valuations in which one or more significant inputs are unobservable, including internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates. These measurements are classified within Level 3.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

Fair value measurement includes the consideration of nonperformance risk. Nonperformance risk refers to the risk that an obligation (either by a counterparty) will not be fulfilled. For financial assets traded in an active market (Level 1 and certain Level 2), the nonperformance risk is included in the market price. For certain other financial assets and liabilities (certain Level 2 and Level 3), our fair value calculations have been adjusted accordingly.

The fair value of accounts receivable, accounts payable, accrued liabilities, and accounts payable, and accrued liabilities - related party approximate their financial statement carrying amounts due to the short-term maturities of these instruments and are therefore carried at their historical cost basis.

Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset. Stock-based compensation and derivative liability – warrants were measured using Level 2 inputs. Goodwill impairment was measured using Level 3 inputs.

KIDOZ INC. and subsidiaries
(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements
Nine Months ended September 30, 2025 and 2024
(Unaudited)

2.	Summary of significant accounting policies (Continued):

(i)	Financial instruments and fair value measurements: (Continued)

(ii) Foreign currency risk:

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into any forward exchange contracts or other derivative instrument to hedge against foreign exchange risk.

3.	Accounts Receivable:

The accounts receivable as at September 30, 2025, is summarized as follows:

	September 30, 2025	December 31, 2024
Accounts receivable	$4,286,547	$5,401,944

Provision for doubtful accounts	(223,728)	(220,733)

Net accounts receivable	$4,062,819	$5,181,211

The Company has a doubtful debt provision of $223,728 (December 31, 2024 - $220,733) for existing accounts receivable.

4.	Equipment:

September 30, 2025	Cost	Accumulated depreciation	Net book Value

Equipment and computers	$193,730	$166,501	$27,229
Furniture and fixtures	6,750	3,880	2,870
	$200,480	$170,381	$30,099

December 31, 2024	Cost	Accumulated depreciation	Net book Value

Equipment and computers	$180,503	$157,811	$22,692
Furniture and fixtures	6,750	3,639	3,111
	$187,253	$161,450	$25,803

Depreciation expense was $3,103 (September 30, 2024 - $2,873) for the quarter ended September 30, 2025.

5.	Intangible assets:

September 30, 2025	Cost	Accumulated amortization	Net book Value

Ad Tech technology	$1,877,415	$1,877,415	$-
Customer relationship	1,362,035	1,120,842	241,193
	$3,239,450	$2,998,257	$241,193

KIDOZ INC. and subsidiaries
(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements
Nine Months ended September 30, 2025 and 2024
(Unaudited)

5.	Intangible assets: (Continued)

December 31, 2024	Cost	Accumulated amortization	Net book Value

Ad Tech technology	$1,877,415	$1,877,415	$-
Customer relationship	1,362,035	993,151	368,884
	$3,239,450	$2,870,566	$368,884

Amortization expense was $42,564 (September 30, 2024 - $42,564) for the quarter ended September 30, 2025.

6.	Goodwill:

The Company has a goodwill balance of $3,301,439 for the period ended September 30, 2025, and the year ended December 31, 2024 from the acquisition of Kidoz Ltd.

The Company’s annual goodwill impairment analysis performed during the fourth quarter of fiscal 2024 included a quantitative analysis of the Kidoz Ltd. reporting unit (consisting of intangible assets (Note 5), and goodwill). The reporting unit has a carrying amount of $3,542,632 (December 31, 2024 - $3,670,323) as at September 30, 2025. The Company performed a discounted cash flow analysis for Kidoz Ltd. for the year ended December 31, 2024. These discounted cash flow models included management assumptions for expected sales growth, margin expansion, operational leverage, capital expenditures, and overall operational forecasts. The Company classified these significant inputs and assumptions as Level 3 fair value measurements. Based on the annual impairment test described above there was no additional impairment determined for fiscal 2024 or fiscal 2023.

7.	Software technology development costs:

The Company develops software technology for our business. This software technology includes the continued development of the KIDOZ Safe Ad Network, the KIDOZ Kid-Mode Operating System, the KIDOZ publisher SDK and the Prado publisher SDK.

During the three month period ended September 30, 2025, the Company has expensed the development costs of all products as incurred and has expensed the following development costs.

	Nine Months ended September 30, 2025	Nine Months ended September 30, 2024	Three Months ended September 30, 2025	Three Months ended September 30, 2024

Opening total software development costs	$19,500,575	$16,055,557	$21,621,743	$17,628,758

Software development during the period	3,348,815	2,384,134	1,227,647	810,933
Closing total Software development costs	$22,849,390	$18,439,691	$22,849,390	$18,439,691

KIDOZ INC. and subsidiaries
(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements
Nine Months ended September 30, 2025 and 2024
(Unaudited)

8.	Stockholders’ Equity:

The holders of common stock are entitled to one vote for each share held. There are no restrictions that limit the Company’s ability to pay dividends on its common stock. The Company has not declared any dividends since incorporation. The Company’s common stock has no par value per common stock and there is only one class of common shares. The Company has an unlimited number of common shares authorized for issue.

(a) Common stock issuances:

There were no stock issuances during the quarter ended September 30, 2025 and 2024.

(b) Stock option plans:

2015 stock option plan

In the year ended December 31, 2015, the shareholders approved the 2015 stock option plan. The 2015 stock option plan as amended in November 2020, is intended to provide incentive to employees, directors, advisors and consultants of the Company to encourage proprietary interest in the Company, to encourage such employees to remain in the employ of the Company or such directors, advisors and consultants to remain in the service of the Company, and to attract new employees, directors, advisors and consultants with outstanding qualifications.

During the year ended December 31, 2024, a new 10% “rolling” stock option plan (the “2024 Stock Option Plan”) that complies with the updated TSX Policy 4.4 was approved by the TSX-V, the Board of Directors and the Company’s shareholders. The 2024 Stock Option Plan will replace 2015 Stock Option Plan. Options granted under the 2015 Stock Option Plan will continue to be governed by the 2015 Stock Option Plan. The 2015 Stock Option plan will continue to exist until the stock options granted under the 2015 Stock Option are exercised, cancelled or expire. All new stock option grants will be made under the 2024 Stock Option Plan.

During the quarter ended September 30, 2025, 2,158,333 options were granted to employees and consultants with an exercise price of CAD$0.25 ($0.18) where 2% vests per month. 913,333 options of these options were granted to directors and officers of the Company. During the quarter ended September 30, 2025, 15,000 options were cancelled.

During the period ended March 31, 2024, 2,318,750 options were granted to employees and consultants with an exercise price of CAD$0.20 ($0.14) where 2% vests per month. 1,056,250 options of these options were granted to directors and officers of the Company.

KIDOZ INC. and subsidiaries
(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements
Nine Months ended September 30, 2025 and 2024
(Unaudited)

8.	Stockholders’ Equity: (Continued)

A summary of stock option activity for the stock option plans for the quarter ended September 30, 2025 and the year ended December 31, 2024 are as follows:

	Number of options	Weighted average exercise price
Outstanding December 31, 2023	8,066,000	$0.39

Granted	2,318,750	0.15
Cancelled	(25,000)	(0.14)
Outstanding December 31, 2024	10,359,750	$0.31

Cancelled	(80,000)	(0.19)
Expired	(1,930,400)	(0.33)
Granted	2,158,333	0.18

Outstanding September 30, 2025	10,507,683	$0.29

The aggregate intrinsic value for options as of September 30, 2025 was $68,063 (December 31, 2024 - $nil).

The following table summarizes information concerning outstanding and exercisable stock options at September 30, 2025:

Exercise prices per share	Number outstanding	Number exercisable	Expiry date
CAD$0.20	2,268,750	816,750	March 25, 2029
CAD$0.25	2,143,333	42,867	August 20, 2030
CAD$0.30	1,805,000	1,119,100	February 21, 2028
CAD$0.50	789,600	789,600	February 1, 2026
CAD$0.50	2,295,000	1,973,700	February 1, 2027
CAD$0.66	200,000	200,000	July 12, 2026
CAD$1.02	1,006,000	1,006,000	April 6, 2026
	10,507,683	5,948,017

During the quarter ended September 30, 2025, the Company recorded stock-based compensation of $65,705 on the options granted and vested (September 30, 2024 – $104,778) and as per the Black-Scholes option-pricing model, with a weighted average fair value per option grant of $0.22 (September 30, 2024 - $0.22).

(c)	The Equity Awards Plan:

During the quarter ended June 30, 2025 the Company initiated The Equity Awards Plan to complement the 2024 Stock Option Plan as an integral part of the Companies overall compensation plan.

The Equity Awards Plan is a fixed 10% plan under which the Company may issue such number of security-based compensation (other than options) up to 10% of the issued and outstanding shares as of the date the Equity Awards Plan is implemented.

KIDOZ INC. and subsidiaries
(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements
Nine Months ended September 30, 2025 and 2024
(Unaudited)

8.	Stockholders’ Equity: (Continued)

(c)	The Equity Awards Plan:

The plan is subject to the following limits (in addition to the 10% fixed cap) for so long as the Shares are listed and posted for trading on the TSXV: (i) not more than two (2%) percent of the Company’s issued and outstanding Shares, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, may be granted to any one Consultant in any 12 month period; (ii) unless the Company has obtained Disinterested Shareholder Approval, not more than five (5%) percent of the Company’s issued and outstanding Shares, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, may be issued to any one Person in any 12 month period; (iii) Investor Relations Service Providers shall not be eligible to receive any Awards; (iv) the aggregate number of Shares issuable to Insiders at any time under this Plan, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, unless the Company has obtained Disinterested Shareholder Approval, shall not exceed ten (10%) percent of the Company’s issued and outstanding Shares; (v) the aggregate number of Shares issuable to Insiders within any one (1) year period under this Plan, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, unless the Company has obtained Disinterested Shareholder Approval, shall not exceed ten (10%) percent of the Company’s issued and outstanding Share.

9.	Fair value measurement:

Except for derivative liability – warrant that was measured at level 3 inputs in the three-tier fair value hierarchy, the Company does not have any other financial instruments that are subsequently measured at fair value.

10.	Commitments:

The Company leases office facilities in Netanya, Israel. This office facility is leased under operating lease agreements.

During the year ended December 31, 2020, the Company signed a five-year lease for a facility in Vancouver, Canada, commencing April 1, 2020 and ending March 2024. During the year ended December 31, 2024, the lease on the Vancouver office expired and was not renewed. The Company previously accounted for the lease in accordance with ASU 2016-02 (Topic 842) and recognized a right-of-use asset and operating lease liability.

During the quarter ended September 30, 2025, the Netanya, Israel operating lease was amended for a smaller office within the same building. The lease was extended for a further 12 months. The renewal of this lease is uncertain, hence the Company has accounted for this lease as a short-term lease.

Minimum lease payments under these leases are approximately as follows:

2025	$6,639
2026	$15,491

The Company paid rent expense totaling $13,060 for the quarter ended September 30, 2025 (September 30, 2024 - $16,961).

KIDOZ INC. and subsidiaries
(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements
Nine Months ended September 30, 2025 and 2024
(Unaudited)

10.	Commitments: (Continued)

The Company has the following management consulting agreements with related parties.

Company	Person	Role	Annual amount
T.M. Williams (ROW), Inc.	T. M. Williams	Chairman	$221,892
Bromley Accounting Services Ltd.	H. W. Bromley	CFO	$222,116
Farcast Operations Inc.	T. H. Williams	VP Product	CAD$314,800

As at September 30, 2025, the Company had a number of renewable license commitments with large brands, including, Mr. Men and Little Miss. These agreements have commitments to pay royalties on the revenue from the licenses subject to the minimum guarantee payments. As at As at September 30, 2025, there were no further minimum guarantee payments commitments.

The Company expensed the minimum guarantee payments over the life of the agreement and recognized license expense of $56 (September 30, 2024 - $2,436) for the quarter ended September 30, 2025 and $133 (September 30, 2024 - $10,646) for the Nine months ended September 30, 2025.

11.	Related party transactions:

For the quarter ended September 30, 2025, the Company has the following related party transactions:

	Nine Months ended September 30, 2025	Nine Months ended September 30, 2024	Three Months ended September 30, 2025	Three Months ended September 30, 2024

Directors fees	$6,611	$7,510	$1,560	$1,994
Salaries, wages, consultants and benefits	453,413	503,114	135,376	169,988
Selling and marketing	201,541	45,810	60,292	14,112
Stock-based compensation (Note 9)	60,188	105,030	26,411	40,648
Software technology development (Note 7)	339,217	180,620	118,198	59,414
Closing balance for the period	$1,060,970	$842,084	$341,837	$286,156

The Company has liabilities of $96,656 (December 31, 2024 - $66,181) as at September 30, 2025, to current directors, officers and companies owned by the current directors and officers of the Company for employment, director and consulting fees.

During the period ended September 30, 2025, the Company granted 913,333 options with an exercise price of CAD$0.25 ($0.18) to current directors and officers of the Company.

The related party transactions are in the normal course of operations, including bonuses, and were measured at the currency exchange amount, which is the amount of consideration established and agreed to by the related parties.

KIDOZ INC. and subsidiaries
(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements
Nine Months ended September 30, 2025 and 2024
(Unaudited)

12.	Segmented information:

In accordance with ASC 280-10-50-11 Segmented Disclosure, the Company operates one reportable business segments, the sale of Ad tech advertising. The Company’s chief operating decision makers are the Chairman, Chief Executive Officer and President. The Company’s chief operating decision makers reviews financial information on a consolidated basis, principally to make decisions about how to allocate resources and to measure the Company’s performance. The chief operating decision maker reviews consolidated net income (loss), which is the measure of financial profit and loss most closely aligned with generally accepted accounting principles.

Reconciliation to net income:

	Nine Months ended September 30, 2025	Nine Months ended September 30, 2024	Three Months ended September 30, 2025	Three Months ended September 30, 2024
Revenue	$8,835,040	$6,560,022	$3,666,521	$2,287,776

Cost of revenue	4,223,185	3,149,880	1,877,511	1,079,212

Gross profit	4,611,855	3,410,142	1,789,010	1,208,564

Segment operating expenses	4,691,220	3,349,201	1,583,813	1,141,731
Total operating (loss) income	(79,365)	60,941	205,197	66,833

Unallocated expenses	1,025,414	1,063,492	288,051	326,749
Amortization and expiration of Operating lease right-of-use assets	-	6,781	-	-
Depreciation	136,622	198,802	45,667	45,313
Foreign exchange (gain) loss	(3,060)	25,666	9,073	(3,094)
Interest and other income	(30,871)	(639)	(24,633)	(629)
Loss on disposal of equipment	-	1,927	-	-
Stock-based compensation	155,154	277,348	65,705	104,778

Net loss before income taxes	$(1,362,624)	(1,512,436)	(178,666)	(406,284)

The Company had the following revenue by geographical region based on impression served.

	Nine Months ended September 30, 2025	Nine Months ended September 30, 2024	Three Months ended September 30, 2025	Three Months ended September 30, 2024
Total revenue
Western Europe	$3,032,810	$2,631,042	$1,296,193	$919,564
Central, Eastern and Southern Europe	756,393	439,496	236,992	153,880
North America	4,674,007	3,100,194	1,977,653	1,106,938
Rest of World	371,830	389,290	155,683	107,394

Total revenue	$8,835,040	$6,560,022	$3,666,521	$2,287,776

KIDOZ INC. and subsidiaries
(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements
Nine Months ended September 30, 2025 and 2024
(Unaudited)

12.	Segmented information: (Continued)

Equipment

The Company’s equipment is located as follows:

Net Book Value	September 30, 2025	December 31, 2024

Canada	$20,593	$17,213
Israel	7,451	5,707
United Kingdom	2,055	2,883
Total equipment	$30,099	$25,803

13.	Concentrations:

Major customers

During the quarter ended September 30, 2025 and 2024, the Company sold Ad tech revenue; sold subscriptions on its site Rooplay; and premium purchases of Rooplay Originals. During the quarter ended September 30, 2025, the Company had revenues of $931,611, and $535,772, from two customers (September 30, 2024 - two customers for $1,149,471, and $936,816) which was more than 10% of the total revenue. The Company utilizes certain advertising agencies for the Ad tech revenue.

14.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure with any one institution.

The Company currently maintains a substantial portion of its day-to-day operating cash and long-term cash equivalents balances at financial institutions. At September 30, 2025, the Company had total cash of $1,798,517 (December 31, 2024 - $2,788,070) at financial institutions, where $1,608,669 (December 31, 2024 - $2,563,066) is in excess of federally insured limits.

The Company has concentrations of credit risk with respect to accounts receivable, the majority of its accounts receivable are concentrated geographically in the United States amongst a small number of customers.

As of September 30, 2025, the Company had two customers, totaling $935,547 and $687,783, respectively who accounted for greater than 10% of the total accounts receivable. As of December 31, 2024, the Company had one customer, totaling $617,587, respectively who accounted for greater than 10% of the total accounts receivable.

The Company controls credit risk through monitoring procedures and receiving prepayments of cash for services rendered. The Company performs credit evaluations of its customers but generally does not require collateral to secure accounts receivable.

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